Exhibit 12.1

Computation of ratio of earnings to fixed charges

(dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2013	2012	2012	2011	2010	2009	2008

Earnings:
Earnings (loss) from continuing operations before income taxes and equity in (losses) income of unconsolidated affiliates	$78,546	$64,174	$314,407	$207,822	$48,362	$(932,985)	$94,600
Fixed charges	10,067	3,423	13,866	13,485	13,169	12,413	38,767
Distributed income of equity investees	328	—	—	—	11,355	—	—
Share of pre-tax losses of equity investee for which charges arising from a guarantee are included in fixed charges (a)	—	(3,975)	(22,604)	(28,936)	—	—	—
Total earnings (loss), as adjusted	$88,941	$63,622	$305,669	$192,371	$72,886	$(920,572)	$133,367

Fixed Charges:
Interest expense (a)	$7,232	$1,340	$6,068	$5,477	$5,223	$5,642	$29,061
Amortization of debt issuance costs	431	45	142	181	181	181	3,302
Interest portion of rent expense	2,404	2,038	7,656	7,827	7,765	6,590	6,404
Total fixed charges	$10,067	$3,423	$13,866	$13,485	$13,169	$12,413	$38,767

Ratio of earnings to fixed charges	8.8	18.6	22.0	14.3	5.5	—	3.4

(a)    IAC guaranteed half of an equity method investee’s bank loan and was required to satisfy the guarantee in 2012. Interest expense on this loan of less than $0.1 million for the three months ended March 31, 2012 and $0.1 million and $0.2 million in the years ended December 31, 2012 and 2011, respectively, is included in fixed charges.